

Mail Stop 4631

May 24, 2017

Ms. Khoo Lay Wah
President and Chief Executive Officer
Suite 12A 03-05, Level 12A
Plaza Permata, Jalan Kampar Off Jalan Tun Razak
50400 Kuala Lumpur, Malaysia

> **Re:** **Franklin Hill Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 26, 2017**
> **File No. 333-215109**

Dear Ms. Khoo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you disclose in your Form 10-K filed March 31, 2017 that the company changed its name as part of the change in control. Please advise why the name change is not reflected in your current filing. If the company has changed its name, then please file the amended articles of incorporation reflecting this name change as an exhibit to your registration statement.

2. We note that in your response to comment three of our letter dated January 11, 2017 you acknowledged that you are a shell company. Please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company. Please disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

Risk Factors
Speculative Nature of Investment, page 7

3.   Please remove the reference to the prospectus as a "Private Placement Memorandum".

The Business and Business Plan, page 13

4.   We note your response to comment ten of our letter dated January 11, 2017 and your disclosure that you intend to conduct your business in Asia. Please disclose the effect of existing or probable government regulations on your business. Please refer to Item 101(h)(4)(ix) of Regulation S-K. Please also include appropriate risk factors.

Plan of Operations, page 15

5.   We note your response to comment 11 of our letter dated January 11, 2017 and we re-issue our comment. We note that you intend to initially outsource your projects to third-party vendors. Please significantly revise the Plan of Operation section to describe with specificity your plan of operation to conduct your business in-house over the next 12 months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion. We may have further comment.

Management, page 20

6.   We note your response to comment 17 of our letter dated January 11, 2017. Please revise to disclose the services provided by Max Niche Saint Solution Pte. Ltd.

7.   Your disclosure on page 21 that Mr. Cassidy provided services to the company without charge, including preparation and filing of the corporate documents and preparation of the initial registration statement is inconsistent with your disclosure on page 16 that you paid Tiber Creek $85,000 for these services. Please revise or advise.

Recent Sales of Unregistered Securities, page II-2

8.   For each issuance of unregistered securities disclosed please provide all of the relevant information required by Item 701 of Regulation S-K, including the dates of issuance and exemption from registration relied upon.

Please contact Kathryn McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3754 with any questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction